Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

April 29, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Reports Earnings from Operations of $12.9 Million in First Quarter of 2014

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to report its financial results for the first quarter ended March 31, 2014 (“Q1 2014”). The comparative period is the first quarter ended March 31, 2013 (“Q1 2013”). All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the 2014 management discussion and analysis and condensed interim consolidated financial statements for complete information.

“Our mine expansion and cost reduction programs have allowed Timmins Gold to continue to deliver solid operating and financial results” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold. “We expanded production by 22% to over 36,000 gold equivalent ounces at a cash cost of $703 per ounce and generated material free cash. Our balance sheet continues to get stronger, with a cash and cash equivalents balance as at March 31st of over $44 million after paying down $4.5 million in debt and $8.5 million in payables during the quarter. We are well positioned to continue to generate strong free cash flow this year.”

Q1 2014 HIGHLIGHTS

  Metal revenues were a record $47.1 million, compared to $45.9 million during Q1 2013. This increase over the prior year is primarily due to increased ounces sold, offset by the decrease in the gold price since April 2013. The average London PM Fix price was $1,294 per gold ounce, compared to $1,632 per gold ounce during Q1 2013. The average realized gold price was $1,280 per gold ounce, compared to $1,602 per gold ounce during Q1 2013.

  Earnings from operations were $12.9 million, compared to $19.3 million during Q1 2013. This was mainly due to the reduced revenues realized from the lower gold price.

  Earnings and total comprehensive income were $8.1 million or $0.05 per share, compared to $14.3 million or $0.10 per share during Q1 2013.

  Cash flows provided by operating activities were $12.3 million, compared to $21.8 million during Q1 2013.

  Cash and cash equivalents at March 31, 2014 were $44.4 million after investing $0.5 million on exploration, $0.5 million on sustaining capex, $1.6 million on expansion programs and $3.0 million on deferred stripping. Cash and cash equivalents at March 31, 2013 were $26.9 million.

  The Company produced a record 35,413 ounces of gold and sold a record 36,763 ounces of gold, compared to 28,328 and 28,642, respectively, during Q1 2013. This change over prior year is due to increased throughput and crushing capacity.

  The Company’s cash cost per ounce on a by-product basis was $703 (all-in sustaining cash cost per ounce on a by-product basis - $790), compared to $703 (all-in sustaining cash cost per ounce on a by- product basis - $872) during Q1 2013. The maintenance of cash costs was primarily driven by cost reduction initiatives offset by lower grades realized in Q1 2014 of 0.76 grams of gold per tonne (“g/t Au”), compared to the Q1 2013 0.83 g/t Au.

  On February 11, 2014 the Company closed a bought deal financing which generated net proceeds of $24.2 million (C$26.7 million) on issuance of 18,920,000 common shares of the Company at a price of C$1.50 per share.

  On February 28, 2014, the Company repaid $4.5 million (C$5.0 million) in principal of the $16.4 million (C$18.0 million) loan facility outstanding at December 31, 2013.

  Timmins Gold is committed to the safety, health and well-being of its workers and families. The Company’s goal is to continue with its zero-incident work environment and strong culture of safety.

SUMMARIZED FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) unless otherwise indicated	First Quarter Ended March 31, 2014	First Quarter Ended March 31, 2013
Gold sold (oz)	36,763	28,642
Silver sold (oz)	26,647	14,313
Metal revenues	$47,050	$45,889
Production costs, excluding depreciation and depletion	$26,357	$20,505
Earnings from operations	$12,861	$19,253
Earnings	$8,105	$14,291
Earnings per share, basic and diluted	$0.05	$0.10
Cash flows from operations	$12,259	$21,824
Total cash and cash equivalents, end of period	$44,378	$26,852
Total assets, end of period	$287,919	$239,075
Total cash costs per gold ounce on a by-product basis	$703	$703
Average realized gold price per gold ounce	$1,280	$1,602

Reminder of Q1 2014 results conference call:

The Company’s senior management will host a conference call Wednesday April 30, 2014 at 11am (ET) to discuss the first quarter. Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 975723 or by following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=143653.

After entering your information, you will be given a passcode and pin that you will need to join the conference call. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until May 7, 2014, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 9609415. A live and archived audio webcast will also be available at www.timminsgold.com.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., a Vice President of the Company who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.